

Mail Stop 4720

October 7, 2016

Mr. Scott Sanborn
Chief Executive Officer
LendingClub Corporation
71 Stevenson Street, Suite 300
San Francisco, CA 94105

  Re: LendingClub Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Definitive Proxy Statement on Schedule 14A filed April 26, 2016
    Response dated July 11, 2016
    Form 8-K filed August 8, 2016
    File No. 001-36771

Dear Mr. Sanborn:

  We have reviewed your July 11, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition . . . .

Key Operating and Financial Metrics

Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin, page 47

1. We have read your response to comments 8 and 9. Given that your technology platform appears to be an integral part of your business, explain to us why you do not consider engineering and product development, which includes development and maintenance of your platform, as normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 27, 2016.

Definitive Proxy Statement on Schedule 14A filed April 26, 2016

Related Party Transactions, page 31

2. We note your response to comment 14. Please tell us why you believe you can rely on Instruction 7.b to Item 404(a) of Regulation S-K. Specifically, please explain why you believe investment transactions between the company and related persons should qualify as "similar services" under Instruction 7.b to those of a bank depositary of funds, transfer agent, registrar, or trustee under a trust indenture.

Form 8-K filed August 8, 2016

Exhibit 99.1

3. It is disclosed that servicing and management fee revenue associated with the servicing portfolio, excluding fair market value accounting adjustments, more than doubled to a record $19.3 million. This metric, along with adjusted net income (loss), appears to meet the definition of a non-GAAP measure. Please revise future earnings releases to comply with the disclosure requirements within Item 10(e)(1)(i) of Regulation S-K.

4. In your next earnings release, please provide a more substantive, and concise, discussion of how your non-GAAP measures, adjusted EPS and non-GAAP diluted shares, are useful to investors. Please provide us with your proposed disclosures in your response letter.

5. We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosures required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

You may contact Benjamin Phippen, Staff Accountant (202) 551-3697 or Michael Volley at (202) 551-3437 if you have any questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services